PRESS RELEASE
Press Release No. 06-10

METALLICA RESOURCES ANNOUNCES NEW
VICE PRESIDENT OF OPERATIONS

Toronto, Ontario - April 12, 2006 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to announce the appointment of Troy J. Fierro to the position of Vice President of Operations. Mr. Fierro will fill the operations position left vacant with the retirement of Fred Lightner, former Chief Operating Officer. Mr. Fierro has over 20 years experience in the mining industry including engineering, mine management, and corporate responsibilities. Previously, Mr. Fierro was Vice President of Mining Operations for Coeur d’Alene Mines Corporation.

Metallica’s President and Chief Executive Officer, Richard J. Hall stated, "We are very pleased that Troy has joined the Metallica organization. With the construction of Cerro San Pedro and the development of the El Morro project, Troy’s experience in operating and developing mines will be invaluable to the company."

Metallica Resources is an emerging gold and silver producer focused on the exploration and development of precious metal rich properties throughout the Americas. It currently has 83.6 million shares outstanding. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.